SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                SCHEDULE 14D-9
                 Solicitation/ Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934
                            ______________________

                              CB BANCSHARES, INC.
                           (Name of Subject Company)

                              CB BANCSHARES, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share

                        (Title of Class of Securities)

                                   124785106
                     (CUSIP Number of Class of Securities)

                            ______________________

                                Dean K. Hirata
                              CB Bancshares, Inc.
                              201 Merchant Street
                            Honolulu, Hawaii 96813
                                (808) 535-2500

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)

                            ______________________


                                With copies to:

                              Fred B. White, III
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE ISSUED BY CB BANCSHARES: CB BANCSHARES SHAREHOLDERS VOTE TO REJECT CPF'S CONTROL SHARE ACQUISITION PROPOSAL AT SPECIAL MEETING


May 28, 2003

FOR IMMEDIATE RELEASE

Contact:          Wayne T. Miyao
                  Senior Vice President, City Bank
                  Corporate Communications
                  Ph:  (808) 535-2590
                  Email: wmiyao@cb-hi.net
                  Website:  www.citybankhawaii.com


                CB BANCSHARES SHAREHOLDERS VOTE TO REJECT CPF'S
             CONTROL SHARE ACQUISITION PROPOSAL AT SPECIAL MEETING


HONOLULU, May 28, 2003 - CB Bancshares, Inc. (Nasdaq: CBBI), the holding company of City Bank, today announced that based on the proxies submitted to the independent inspector of elections at today's Special Meeting, it believes that CB Bancshares shareholders have rejected Central Pacific Financial Corp.'s (NYSE: CPF) ("CPF") proposal to acquire a majority of CB Bancshares' outstanding shares. The purpose of the Special Meeting, which was called at the request of CPF as required by Hawaii's Control Share Acquisitions statute, was to allow CB Bancshares shareholders to vote on CPF's control share acquisition proposal. The final results of the vote are expected to be announced next week.

Mr. Lionel Y. Tokioka, Chairman of the Board of CB Bancshares, said, "I want to thank our shareholders for making their voices heard at today's Special Meeting, which was of critical importance to the future of our company. Based on today's preliminary results, it appears clear that CB Bancshares shareholders have rejected CPF's proposal, which means that CPF cannot proceed with its hostile takeover attempt. We would expect CPF to abide by the vote of our shareholders and to halt any further efforts to impose its will on our company."

Kobayashi, Sugita & Goda, a Honolulu law firm, is serving as local legal counsel.

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small-and-medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 21 branches on the islands of Oahu, Hawaii, Maui and Kauai.

                                 ____________


This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.



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